OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

THE COMPANY

1. Name of issuer: UV One Hygienics, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Francisco (Cisco) Schipperheijn
Dates of Board Service:	August 2020
Principal Occupation:	Chairman of the Board
Employer:	Diamond Sun Labs
Dates of Service:	January 2010- present
Employer's principal business:	Technology
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	

UV ONE
HYGIENICS

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Employer:	Diamond Sun Labs
Employer's principal business:	Technology
Title:	CTO/COB
Dates of Service:	Jan 2010 - Present
Responsibilities:	Inventor, General Management

Name:	Dennis Gross
Dates of Board Service:	August 2020
Principal Occupation:	President
Employer:	UV ONE Hygienics
Dates of Service:	August 2020 - Present
Employer's principal business:	UV light sanitation
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	TPP
Employer's principal business:	Financial
Title:	CEO
Dates of Service:	2013-present
Responsibilities:	Oversees company operations

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dora Suppes
Title:	CEO
Dates of Service:	March 2020 - present
Responsibilities:	Manages the day-to-day operations, duties include; primary decision maker, directing strategic goals, team management ensuring all goals and deadlines are achieved. She is the public representative of the company and finally reports directly to the Board.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Diamond Sun Labs
Employer's principal business:	Technology
Title:	President
Dates of Service:	2014 to present
Responsibilities:	Works closely with the CEO and manages the day-to-day operations, including; primary decision maker, directing strategic goals, team management ensuring all goals and deadlines are achieved. She is the public representative of the company and finally reports directly to the Board.
Employer:	Arashi Development
Employer's principal business:	Property development
Title:	Partner
Dates of Service:	2016-Present
Responsibilities:	Management
Employer:	Shift Media
Employer's principal business:	Marketing
Title:	Partner
Dates of Service:	2007 - 2018

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Responsibilities:	Management

Name:	Mark Russell-Hill
Title:	CDO
Dates of Service:	March 2020 - present
Responsibilities:	Oversees UV light research, strategies for deployment of solutions, assists in the design of products, and ensures the company is moving in the right direction.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Position:	Partner - Arashi Development
Dates of Service:	November 2019 - present
Responsibilities:	general management and operations
Position:	Owner/Creative Director/President Mark Russell-Hill Photography
Dates of Service:	1999 - Present
Responsibilities:	Owner/Creative Director/President

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Diamond Sun Labs	6,480,000 shares of Class A Common	**72%**



UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



UV ONE Hygienics, INC

UVx – Natures Natural Sterilant

Business plan
Prepared September 2020

Contact Information

Dora Suppes

dora@UVOneTech.com

4802214712

UV One Hygienics, Inc.

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002**	**$9,301.86**
Maximum Amount	**356,666**	**$1,069,998.00**	**$995,098.14**

Summary

UV ONE Hygienics, Inc.

CONTACT Information

Dora Suppes CEO
Ph. 480-221-4712
dora@uvonetech.com
www.uvonetech.com

Dennis C. Gross President
Ph. 516-816-2567
dennis@uvonetech.com
www.uvonetech.com

Mark Russell-Hill COO
Ph. 480-226-0885
mark@uvonetech.com
www.uvonetech.com

Summary

UV ONE Hygienics, Inc. is a UV light research and development company that has invented a new technology, UVx, that strengthens the effectiveness and safety while reducing exposure time to sterilize any surface. UVx can be applied across the entire UV spectrum. This will impact ***every user-case*** for UV light sterilization.

Problem

In the beginning of 2020, the world began to learn of a highly contagious virus. COVID-19. By March it had spread to every corner of the world; businesses and schools shut down; the economy came to a halt; and the worldwide lockdown began. To remove the need for lockdowns and continue without them, the biggest challenge businesses, schools and public spaces face today is how to safely bring people back together while maintaining a high level of sanitation, thereby mitigating the chances of any virus spreading. This challenge applies to not just COVID-19 but all pathogens caused by viruses and bacteria and molds.

Solution

UV ONE Hygienics, intends to deliver a turn-key commercial UV light sanitation solution featuring UVx, to help get businesses functioning again while helping them provide a safer, cleaner environment for their employees. UVx, strengthens the effectiveness and safety while reducing the exposure time to sterilize any surface.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

UVx will be available in three configurations to cover all possible sanitization needs, personal, air and surface. UVx delivers fast, safe and strong UV light sanitation.

Market

Our market consists of all UV light-related industries with our initial focus on the use of UV light sterilization of viruses and bacteria. Business to business is our primary model with a personal consumer push to follow. The need for sterilization can be summarized by the following statement; every area that is frequented by humans and/or animals is in possible need of sanitization. In 2018, the UV light industry was expected to grow to a $1.3-billion-dollar industry, this was pre COVID-19. Currently the UV Disinfection market is estimated to grow to approx. USD $5.5 billion by 2025.

Competition

UV technology has not changed for the better in any great measure over the past 100 years. UV ONE Hygienics developed a revolutionary and proprietary UVx technology. This technology works with all UV light spectrums to enhance their effectiveness while also adding a level of safety not available in the industry today.

Full factory automation is equally as powerful of an advantage as UVx is. The end goal is to refine the manufacturing process right down to raw materials entering the back of the factory and finished, ready to ship UV products exiting the front of the factory. It will deliver unmatchable quality and pricing.

Forecast

UV ONE Hygienics is set to experience explosive growth based on current market trends and industry forecast.

The global **UV disinfection equipment market** size is projected to grow from USD 2.9 billion in 2020 to USD 5.3 billion by 2025; it is expected to grow at a CAGR of 12.3% from 2020 to 2025. Key factors fueling the growth of this market include increasing demand for UV disinfection equipment due to threats of infectious diseases, and long life and lower power consumption of LED-based UV disinfection equipment.

UV ONE Hygienics estimates an average commercial package will price out at around $2 million dollars. Our first year, our target sales goal is six packages. Year two increases to 18 and year three 36.

NOTE: Forecasts do not include the consumer retail push of a personal UV wand.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Net Profit (or Loss) by Year



Financing Needed*

Based on a raise of $1,070,000.00

Debt Repayment 2% ($21,400.00)

Product Development 37% ($395,900.00)

The company will continue to develop each product to the point of prototype* and manufacturing. Development will also consist of factories set up for the manufacturing of products.

Additional Research 10% ($107,000.00)

The company is currently working on additional technologies that we plan to bring to market in the first part of our second year.

Product Testing 5% ($53,500.00)

The company is currently in discussions with key medical labs to conduct further testing on UVx.

Advertising/Marketing 20% ($214,000.00)

The company is developing ongoing marketing initiatives to introduce our technology to the marketplace. Marketing may include additional crowdfunding, digital and internet marketing, product launches, etc.

Patent filings 5% ($53,500.00)

The company is in the process of filing two patents on UVx technology.

General working capital and administration 21% ($224,700.00)

This includes salaries, accounting and administration to keep the company operational.

*Above figures are estimates, official breakdown of use of funds in section 10 of offering statement

**UV ONE Hygienics has received a commitment from a medical group out of New York to fund $10m of our first manufacturing run upon delivery of a prototype.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Why Us?

In addition to our experienced and talented executive team, the two primary engineers who are driving the innovation, have both invented market leading technologies. These include a medical device that became an industry standard (laser scalpel knife) and in a related field several years' prior, a UV water sanitation system. In addition to virus (COVID) and bacteria sanitation we are integrating UV light into our viral load analysis, detection and identification system, which is in an advanced stage of development. Two patents are in the process of being finalized and ready to file, with more to follow. Finally, and of equal importance, is automation partnership that will aid in producing the highest quality UV products at the lowest prices. Best product, best price, locally produced factory automated manufacturing.

Mission Statement

UV ONE Hygienics

To enable businesses to thrive in a safer, more hygienic environment with its revolutionary UV light sanitation technology thus providing peace of mind through these uncertain socioeconomic times.

Opportunity

Problem & Solution

The Problem

In the beginning of 2020, the world began to learn of a highly contagious virus, COVID-19. By March it had spread to every corner of the world; businesses and schools shut down; the economy came to a halt; and the worldwide lockdown began.

As governments and medical professionals began to get a handle on the virus, the focus shifted towards how to get people back to work, children back to school and the world's economy back on track.

The biggest challenge businesses, schools and public spaces continue to face today is how to safely bring people back together, while maintaining a high level of sanitation, thereby mitigating the chances of any virus spreading. This challenge applies to not only COVID-19, but all pathogens including viruses and bacteria and molds.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Currently, the standard for sanitation is hand sanitizer, hand washing and social distancing, all providing minor impacts on sanitation but lacking a large degree of safety.

Having been studied for over 100 years, UV light is far from new. It has amassed a large collection of scientific studies validating its effectiveness in killing pathogens of all kinds. UV light is currently being used in a wide array of settings although the type of spectrum and quality of light bulb used varies tremendously, thus affecting safety and effectiveness.

When UV light is used for sanitation, it's rarely, if ever, used in a way that ensures a high level of sanitation, quickly and safely.

As the world moves forward in an effort to regain its health, independence and financial stability, keeping businesses, schools and public spaces open, safe and sanitized are paramount for success.

There are currently no complete solutions being deployed in any of the above mentioned spaces that provide an acceptable level of individual, space and air disinfection.

Without a real solution, employers, employees, students, teachers and the general public will continue to be at risk outside of their homes.

Should this recent pandemic become a bigger issue again or a new pathogen arrives on the scene, we risk another shutdown, along with further and possibly irreparable damage to our society, economy, and way of life.

UVx does not just work on viruses and bacteria. With more than 25% of the buildings in the United States estimated to have water damage, UVx becomes a powerful weapon for destroying fungi, bacteria, mycobacteria and actinomycetes.

Currently, we are presented with subpar solutions that include:

Hand Washing - not bad but it's only effective when done properly and for the right amount of time. Once you are complete, you risk reinfection the moment you touch a surface.

Hand Sanitizer - also useful but it must be applied on a regular basis. Hand sanitizer is expensive and can be highly toxic.

Social Distancing - good in theory but impractical in a real working environment.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Masks - mixed opinions on their effectiveness and they only work when worn correctly.

UV Light - current UV light products are questionable in effectiveness and safety. Many use mercury based light, which is not acceptable for use around humans. Exposure time for the majority of products on the market is long making them unsafe for direct use by humans.

Cost and Supply for UV Light
The current cost of UV light solutions is extremely high creating a significant barrier for most companies. Additionally, due to the unprecedented demand of UV light products, the industry as a whole is struggling to keep up with orders.

The Solution
UV ONE Hygienics, born out of the current health crisis, has engineered a new UV light technology, UVx, which safely increases the strength of all known UV wavelengths.

With the ever-increasing need for safety in the workplace and public spaces, UV ONE Hygienics leads the way with a powerful, scientifically proven, sterilization solution.

Our UV Sanitation systems are long-lasting and are completely touchless to use, using lab-tested bulbs that last up to 10,000 hours and kill up to 99.999% of bacteria.

UV ONE Hygienics offers Customized Integration for all industries to meet the current and future need for UV sanitization.

UV ONE Hygienics is excited to have the UVx technology developed and ready to be used in our commercial UV light products, as well as in existing product lines.

UVx is a powerful technology that increases the effectiveness of all UV light waves known to science. It not only boosts the effectiveness, killing 99.9999% of pathogens, but it also increases the speed of the decontamination cycle and decreases the time needed to destroy pathogens to less than two seconds.

We understand the necessity of having a multifaceted approach. UV ONE Hygienics has developed a complete commercial solution that treats the air, the rooms and the

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

individual. After all, what good does it do if you sanitize your hands only to touch an item that has not been sanitized?

We have developed a complete solution for businesses and public spaces and these include:

UVx HVAC system that sterilizes pathogens being recycled through the air system. We know from medical and scientific professionals that pathogens are easily spread through air systems. UVx HVAC works to keep the air system of any space clean and safe not just from bacteria and viruses but mold and other mycotoxins.

UVx MultiMax, a customized full-spectrum ceiling light installation for any space. Because the MultiMax light units use UVx, they can safely be used at any time, with or without people in the area.

UVx Wand, a personal unit for employees and individuals.
The wand completes our solution. Its small size can be placed on a stand on top of a desk or removed and carried through the workspace to ensure employees are always in control of their personal safety.



Proprietary Technology

Our proprietary UVx technology significantly reduces the exposure time needed to kill harmful pathogens as compared to other UV light-based products. The reduced exposure ensures a skin-safe solution that is suitable for use in every conceivable commercial and public environment.

Automated Manufacturing and Cost Reduction
UV ONE Hygienics' parent company, Diamond Sun Labs, will be rolling out a revolutionary new automation technology to all areas of manufacturing, starting first with UV ONE Hygienics.

This exciting technology will allow our UVx products to be manufactured at less than 50% of the current cost. It will also allow us to significantly increase the manufacturing speed of our products.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Target Market

Market

In 2018, the UV Light industry was expected to grow to a $1.3-billion-dollar industry, this was pre COVID-19.

Currently, the UV Disinfection market is estimated to grow to approx. USD $5.5 billion by 2025.

Our business model consists of commercial UV light sanitation solutions. We will provide a complete tailored product package, which includes products for HVAC systems, ceiling lighting systems, and individual wand units for each employee. Each package is based on square footage, and desired sanitation levels.

UV ONE Hygienics has three revenue models.
1. Commercial UV Sanitation packages as listed above.
2. Licensing to the UV Light Sanitation industry -- our proprietary UVx technology provides a better level of sanitation than the existing UV light products currently on the market.
3. Factory Automation - UV ONE Hygienics has a yet-to-be released factory automation technology that will revolutionize not just the UV light industry but the entire manufacturing industry. Our technology allows us to automate factories faster and significantly cheaper than traditional automation. For UV ONE Hygienics, this will allow us to manufacture our products faster and cheaper than any of our competition and it also offers another revenue stream via automating competitors factories OR taking on the manufacturing of their products. Why would we do this? There is currently a huge backlog in manufacturing of UV light products due to the high demand and with this demand likely to increase significantly, it's crucial for the industry to find a faster way to manufacture products.

Our current business model is B2B. We have a complete solution that can be used in virtually any setting.

Travel and Hospitality

- Cruise Ships
- Hotels
- Meeting Spaces
- Restaurants and Bars
- Airports

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

- Trains
- Buses

Financial and Corporate

- Banks
- ATM's
- Investment Offices
- Accountants Offices
- Title Companies
- Insurance Companies
- Corporate Offices
- Law Firms
- Factories
- Warehouses

Public Spaces

- Government Offices
- Public Transportation
- Civil Service Offices
- Sports Arenas
- Concert and Performing Arts Theaters
- Movie Theaters
- Casinos
- Places of Worship
- Grocery Stores

Education

- Daycare Facilities
- Preschools
- Elementary Schools
- High Schools
- Universities
- Trade Schools

Personal Services

- Hair Salons
- Nail Salons
- Barber Shops

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

- Tattoo Parlors
- Gyms and Fitness Facilities
- Spas
- Massage Therapy

Medical

- Hospitals
- Urgent Care Clinics
- Doctors' Offices
- Laboratories
- Dental Offices
- Opticians
- Physical Therapy Clinics
- Senior Living, Nursing Homes, Short and Long Term Care Facilities

LICENSING

UVx can be licensed to any current UV light company around the world. UV light companies that are already doing business can significantly benefit from licensing UVx to enhance their current products.

Licensing is an extremely attractive space for UV ONE Hygienics and one we intend to pursue alongside our own operations.

Market Size & Segments

UV ONE Hygienics has targeted the commercial world as our introduction to the marketplace. We feel this gives us the largest and most diverse pool of customers. There are **30.2 million** small businesses in the United States.

The average mid-size business has between 100-1000 employees and for each employee, a company generally secures 200 square feet of office space.

Here is just a sampling of environments that UV ONE Hygienics considers customers:

Commercial Office Buildings - There are more than 50 million in the US.
Warehouses - There are more than 400,000 warehouses in the United States. Approx. 20,000 of those warehouses have a building area that exceeds 100,000 square feet.
Factories - There are more than 2,072 factories in the US.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Hotels - There are 54,200+ hotel properties in the United States, filling over 5 million guest rooms. There are over 1.1 billion guest nights per year in the United States.

Cruise Ships - There are more than 314 cruise ships in the world today, with the annualized total number of passengers carried worldwide at 26.0 million.

Medical Facilities -There are approximately 230,187 physician practices and 6146 hospitals.

Schools - There are 130,930 K-12 schools in the U.S and 5300 universities.

Fitness Facilities - There are 38,477 fitness facilities in the US.

Restaurants - The number of restaurants in the United States reached a total of 660,755.

Retail - There are over 1 million retail establishments across the United States.

Segments

UV ONE Hygienics has several market segments to pursue.

1. B2B - Commercial installations of UV light sanitation solutions

2. Wholesale - Enabling our products to be featured on retail sites specializing in UV light solutions.

3. Licensing - Because UVx enhances all known UV light wavelengths, it can be applied to existing UV light products opening the door for licensing opportunities with existing manufacturers.

4. ISO's - UV ONE Hygienics sales model is focused on the ISO model used in the financial industry. Our plan is to target sister industries such as commercial construction, property management, electrical engineering, medical sales groups, etc.

5. Manufacturing - UV ONE will be rolling out our factory automation technology in the second quarter of 2021, we will be able to drastically cut the cost of manufacturing UV light products. This technology will also speed up delivery. When our own factory is producing our own products, we will be expanding production to other UV light products outside of the UV ONE Hygienics family.

Competition

Because the demand for UV light sanitation is growing at an exponential pace and supply cannot keep up with demand, these competitors are also our allies.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Our "X" factor is our proprietary UVx technology. It's simply faster and safer than any other product on the market. Additionally, we are able to deliver a better solution, faster and at significantly reduced price point compared to any other company. This partnered with our upcoming factory automation technology puts UV ONE Hygienics in a unique position to quickly become the industry leader in an industry that is growing at record speed.

Additionally, we are open to co-creative partnering with our competitors through licensing our UVx and factory automation technology. This becomes a win-win situation if they choose to partner with us or acquire our technology (UVx).

Currently, the UV light industry is well established with companies that range from UV water purification specialists, to medical and commercially focused companies.

Our competition is any existing high-end UV light manufacturing company supplying UV sanitation and disinfection products.

Here is a cross section of competitors. It should be noted that each company listed is using a less powerful and more expensive version of UV light.

Advanced UV Inc.
Advanced UV Inc. operates its business through the unified segment. The company offers a range of products such as AUV-ST Disinfection & Ozone Destruction Series equipment that provides an efficient and chemical-free alternative to multiple applications that are sensitive to microbial contamination and oxidation by ozone.

American Ultraviolet Inc.
American Ultraviolet Inc. operates its business through segments such as Curing Solutions, Healthcare Solutions, Germicidal Solutions, Coating Solutions, Press Specialties Solutions, AETEK Solutions, and LESCO Solutions. The company offers a range of mobile room UVC germicidal solutions such as ARTZ 2.0 Mobile UVC solutions, MRS45-12 Mobile UV Unit, and MRS33-8 Mobile UV Unit among others for healthcare applications.

Atlantic Ultraviolet Corp.
Atlantic Ultraviolet Corp. operates its business through segments such as Water, Liquid and Wastewater, Air, Surface, Room Air and Air Duct, and Lamps, Safety Shields, Ballasts, Quartz, LampHolders, Parts and Accessories. The company offers a range of air & surface, room air, & air duct disinfection equipment such as AeroLogic UV Air Duct Disinfection, Sanidyne Ultraviolet Portable Area Sanitizer, and Nutripure Ultraviolet Sanitary Conditioner among others.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Danaher Corp.

Danaher Corp. operates its business through segments such as Life Sciences, Diagnostics, and Environmental & Applied Solutions. The company offers ultraviolet (UV) drinking water disinfection equipment through its subsidiary, Trojan Technologies.

Evoqua Water Technologies LLC

Evoqua Water Technologies LLC operates its business through segments such as Integrated Solutions and Services and Applied Product Technologies. The company offers a complete range of ultraviolet (UV) disinfection solutions such as Barrier M UV generators for Aquatics water treatment, Barrier M UV generators for disinfection of drinking water, and Barrier S UV Generators for industrial, commercial, aquatic and high-purity applications.

Puro Lighting, Inc.

Puro Lighting operates its business through segments such as Curing Solutions, Healthcare Solutions, Germicidal Solutions based utilizing exclusive patents and technology from Violet Defense™.

Violet Defense

Violet Defense's technology seamlessly integrates an effective UV system into everyday products, making them self-sanitizing. This company is successfully licensing their technology to other companies.

Competition

Current Alternatives

Current alternatives in the marketplace consist of high-priced UV light systems that cannot be used in the presence of humans.

Many UV light products use dangerous light sources such as mercury-filled bulbs or bulbs from questionable sources.

Ozone is created from certain UV light sources.

Our Advantages

UV ONE Hygienics advantages begin with our revolutionary proprietary UVx technology. This technology works with the entire UV light spectrum to enhance their effectiveness while also adding a level of safety not available in the industry today.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

UV ONE Hygienics products are designed to work together in the environment they are installed in allowing for the most complete sanitation solution possible.

Once our automation technology is integrated into our manufacturing process, our price per unit will drop considerably and delivery time will speed up allowing customers to get their solutions installed and operational quickly.

Expectations

Forecast

UV ONE Hygienics is set to see explosive growth based on current market trends and industry forecast.

The global **UV disinfection equipment market** size is projected to grow from USD 2.9 billion in 2020 to USD 5.3 billion by 2025; it is expected to grow at a CAGR of 12.3% from 2020 to 2025. Key factors fueling the growth of this market include increasing demand for UV disinfection equipment due to threats of infectious diseases, and long life and lower power consumption of LED-based UV disinfection equipment.

UV ONE Hygienics estimates an average commercial package will price out at around $2 million dollars. Our first year, our target sales goal is six packages. Year two increases to 18 and year three to 36.

Financial Highlights by Year



OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Execution

Marketing & Sales

Marketing Plan

UV ONE Hygienics will focus on commercial businesses in vertical format. Industries will be categorized to allow unique marketing initiatives.

Our initial goal is to identify niche markets that UV ONE excels at, for instance the Senior Living Industry and Travel & Hospitality.

Our marketing plan also includes outreach efforts to complementary industries such as commercial construction and property management to secure contracts as a preferred supplier.

Sales Plan

The recent lockdown has demonstrated to the world that businesses must find a way to safely stay open during times of health crisis. The 2020 pandemic illustrated how vulnerable commercial businesses and public spaces are to infectious bacteria, viruses and other pathogens.

The full effects of the lockdown on businesses and the economy will not fully be understood for some time but it can accurately be described as the worst economic downturn since the Great Depression. There is light at the end of the tunnel and UV ONE Hygienics is the solution.

The IMF is estimating that the cumulative output loss over 2020 and 2021 from the pandemic crisis could be around $9 trillion dollars.

Providing a dependable decontamination solution for work environments is a necessity if we are going to make significant strides in economic recovery and prevent further economic disasters.

Since COVID-19, businesses are spending billions in cleaning efforts. Walmart, for example, spends $3.3 million dollars daily on COVID-19 related cleaning. Sanitation requirements will not be going away anytime soon and certainly will be here to stay to a larger degree.

Market Segmentation

UV ONE Hygienics has a complete UV light sanitation solution and will focus on three customer groups:

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Commercial Businesses: This group consists of businesses in all industries from small businesses such as gyms, hair salons and movie theaters to small and medium-sized offices and large corporate headquarters.

Travel & Hospitality: This segment has lost close to $2.1 trillion dollars in revenue due to the pandemic. This segment includes hotels, restaurants, cruise lines, and airlines, etc.

Medical: The medical market includes Urgent Care Clinics, Dentist Offices, Doctors' Offices, Physical Therapy, Short and Long Term Care, Hospitals, Senior Living, etc.

Education: Daycare, Elementary, Middle School, High School, Universities.

Retail: Malls, Clothing Stores, Home Improvement, Grocery Stores, etc.

Entertainment: Sports Arenas, Concert Halls, Movie Theaters, etc.

Public Spaces: Government and Municipal, Museums, etc.

Licensing/Wholesale
UV ONE Hygienics has plans to license the UVx technology to other UV light manufacturers as well as online retailers of UV light solutions to sell our products.

Manufacturing
When UV ONE Hygienics has implemented our factory automation into our own production line, we will open up our schedule to support other UV light manufactures products.

Sales Strategy
UV ONE Hygienics solutions are the safest, fastest, most powerful and most affordable in the industry.

UV ONE Hygienics products will have three distinct sales approaches:
UV ONE Hygienics In House Sales:

We anticipate our in house sales will generate at least one complete install each month during the first year of operations.

Wholesale Distributors: For online businesses who sell UV light products, we will offer a 20% discount on wholesale purchases.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Licensing:

UV ONE Hygienics will seek to license the UVx technology to a limited number of UV light companies. Specific criteria must be met to be considered including gross revenues of $20 million per year. Licensing fees will be factored at 20% off the company's gross sales.

Sales Forecast

For the first few months there will be no sales, as the company will be establishing its operations and manufacturing. We anticipate that sales will grow quickly during the first year of operations starting in 2021.

Exit strategy

UV ONE Hygienics has four exit strategies in mind for our business.

1. **Create a Cash Cow.** Our aim is to create and maintain a cash cow that paves the way for multiple options for the shareholders to consider including but not limited to regular dividend payments, M&A, IPO or straight out sale of the company. Aside from having the strongest and best priced technology, a key driver in our plan is the continued integration of factory and office automation producing a steady decline of production cost that directly increase our gross margins in addition to a reduction of office overhead resulting from implementation of office automation. Together, these two automation processes produce a strategic and financial advantage that none of our competitors possess.

2. **Merger & Acquisition (M&A).** A merger with an existing UV-based company is one consideration along with being acquired outright by a larger company is the second possibility. This is a win-win situation when companies have complementary skills, and can save resources by combining. For bigger companies, it's a more efficient and quicker way to grow their revenue than releasing their own new products.

3. **Initial Public Offering (IPO).** In the past, an IPO was considered the leading exit strategy for investors. But since the Internet bubble burst in the year 2000, the IPO rate has declined every year until 2010, and is now at about 15 %. This is a viable option once we have achieved all the necessary criteria that would manage our stock price without taking away from managements' day-to-day responsibilities. Most important is cash flow and net profit. Continued growth and insured profitability are the only way to maintain a positive stock price without too much burden being placed on management. Management must maintain focus on the daily activity of running a profitable company and less on stock price stability. A reliance on producing profit will directly manage the stock price.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

4. **Direct Sale.** The final exit strategy is an outright direct sale to an interested party. The common denominator amongst all these exit strategies including direct sale is, profitability. The largest contributor to profitability is the ability to automate. Add this advantage to the other two primary factors, best technology and product pricing, we present an attractive incentive for a direct sale.

Operations
Locations & Facilities
UV ONE Hygienics has offices in:
Scottsdale, Arizona
Long Island, New York
Edmonton, Alberta, Canada
Vancouver, British Columbia, Canada

Technology
UV ONE Hygienics UVx technology is the foundation of all of our products.
Milestones & Metrics

Milestone	Due Date	Who's Responsible
Company was founded	March 31, 2020	Cisco Schipperheijn, Mark Russell-Hill and Dora Suppes
UVx is discovered	April 06, 2020	
Testing begins	May 10, 2020	
Development of UVx technology applications	May 18, 2020	
Discussions with Manufactures begins	June 01, 2020	
UV ONE Hygienics is Incorporated	August 05, 2020	

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	3,334 Shares of Class B Common Stock at $3 per Share		
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Company
Overview
Ownership & Structure
UV ONE Hygienics is a C Corporation registered in the State of Wyoming.
Diamond Sun Labs (7,200,000 shares)
Dora Suppes (500,000 shares)
Chief Executive Officer/Co-Founder
Dennis Gross (500,000 shares)
President/Board Member
Mark Russell-Hill (500,000 shares)
Chief Design Officer/Co-Founder
Ken Reinstein (500,000 shares)
Chief Marketing Officer
Jason Johnson (300,000 shares)
Chief Information Officer
Dalton Scovil (500,000 shares)
Board Member

Company History
UV ONE Hygienics was founded in March 2020 and is a subsidiary of Diamond Sun Labs (DSL).

As a result of the lockdown, DSL was forced to temporarily shut down its projects and that inspired the team to start thinking of ways to help get businesses and the global economy moving again.

One of UV ONE's lead engineers had developed a UV light solution to sanitize spa water, the company had knowledge of the power of UV light and its decontamination abilities and so UV ONE Hygienics was born.

DSL has spent the last seven years developing in the FinTech space, and more specifically, in Biometrics. Additionally, DSL has been working in partnership to develop a truly revolutionary automation technology that has been in the making for over 30 years. This technology allows for complete "no-programming-required" factory automation. It will be deployed for UVx manufacturing and will allow UV ONE Hygienics to offer UV light products at a cost no other company in the industry can touch.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Team
Management Team



Dora Suppes
Chief Executive Officer/Co-Founder
Dora Suppes has more than 25 years of entrepreneurial leadership in a wide variety of fields including Travel, Events, Credit Cards, Marketing, Biometrics, Property Development and the Aesthetic Industry. Dora is also President of UV ONE Hygienics parent company, Diamond Sun Labs.

As Chief Executive Officer of UV ONE Hygienics, Dora draws on her years of experience to lead the company in an effective manner. She works closely with every member of the management team providing ongoing guidance on every aspect of the company.

Dora works by the motto "GSD" (Get Stuff Done) and is a powerhouse when it comes to startups and bringing them successfully across the finish line.

While her leadership style can be sometimes described as assertive, she has a unique ability to work with a wide array of people and personalities providing leadership to bring out the best in people while also inspiring high levels of productivity and quality.

Her strengths include the ability to see the future potential of a company and finding the right path to success, compassion to ensure the journey is always in integrity for all involved and the tenacity to make sure that her companies always get the attention they deserve. She also has a strong artistic side which gives her a nice mix of left brain analytics and right brain creativity.

Dora has functioned successfully in a variety of leadership positions with companies such as American Express, Starbucks and Fairmont Hotels. She successfully ran her own marketing company for 15 years. She has done everything from building successful companies from the ground up to writing travel policy for companies such as IBM and Monsanto and developing new employee training programs.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

In addition to functioning in leadership roles, Dora has also spent the last decade consulting with small businesses in the medical industry on how to effectively reach their goals and increase their bottom line.

Her passion for UV ONE Hygienics was instant as it was obvious to her that the key to defeating this pandemic was to not only find a cure for the virus but to also to empower people to feel safe and secure.



Cisco Schipperheijn
Chief Technical Officer/Co-Founder
Streamline the Creation Process, Disruptive Technology, Pursuit of Perfection, Diversity of Innovation, Focus on Long-Term Viability

A recognized technology developer known for crafting the requisite strategic vision to achieve business goals, Cisco Schipperheijn offers a unique blend of executive acumen and actionable technical developments for predictable ROI and potential market dominance positioning.

As Founder and Chief Innovation and Strategic Creation Officer of Diamond Sun Labs, and Chief Technical Officer for UV ONE Hygienics, Cisco streamlines the creation process from conception to market debut by fulfilling predetermined consumer demand, delivering achievable resolve regarding identified market deficiencies, and anticipating the evolutionary path of a defined objective.
Cisco is the creator of UVx light technology and the subsequent customizable product offerings UV ONE Hygienics has today.

The primary factors Cisco uses to assign priority among a selection of prospective technologies are evaluating the potential to disrupt the current market standard, the confidence in his ability to develop to the point of perfection leaving little to no room for improvement and evaluate the size of the marketplace to maximize the full return on investment.

As it is evident, considering the broad range of development currently underway at Diamond Sun Labs, and with the launch of UV ONE Hygienics, Cisco has demonstrated the ability to drive technical innovation among a diverse range of industries. The combined economic strength of the technologies presently in development, provide a stable financial platform to deliver long-term viability and continued innovation.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

While serving as Chief Executive Officer with Splitfish Gameware, Inc., Cisco was responsible for creation of the company's most successful product, the fragFX FPS controller. The fragFX garnered many sales, and competitive and editorial awards. **The world's number one ranked F.P.S. player "Dennis zdd Dozier"** along with countless other top tier players attribute part of their success to the **fragFX controller.** The other notable product developments included the **eyeFX 3D adapter** and the **dualFX controller.** These two products made their market debut on the **CNBC "Power Lunch" program** and featured market first innovations, which have yet to be surpassed. The eyeFX 3D is still the **only device able to produce true stereoscopic 3D from games that do not support 3D.** While the dualFX is the **world's first Laser guided video game controller**.

Cisco's career includes leadership roles at Consumer Broadband Network, Inc., where his duties included designing an advanced graphic user interface, and research and development as founding member and CEO. At Internet Service Brokers, Inc., Cisco held the title of Co-Founder and CEO.

Music Service Bureau, Inc., a record company Co-Founded by Cisco, **achieved recognition as one of the industry's top independent record labels.** In addition to **producing Juno (Canada's Grammy) award winning artists**, Music Service Bureau, Inc., he established a global import and redistribution business. The cornerstone to the distribution arm of the business was the in-house SCO-Unix-developed "Point of Distribution" software and the global 300,000 CD-title database.

The entrepreneurial bug bit hard, leading to his early departure from high school. Eager to make his mark and confident in his ability to acquire the necessary education required to accomplish any objective, he set his sights on a small startup. Unbeknownst to him at the time, Cisco's experience working with the founder of Aphelion Data Banks furnished him with the necessary mentorship that would forge the leadership skills he has today. Equally important was the hands-on experience he received by participating in the creation process from conception to completion. The experience as a whole has fueled his passion to develop and produce successful technical innovation.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14



Dennis Gross
President
Dennis serves as the President of UV ONE Hygienics. He brings years of experience and relationships throughout the world to the role.

Dennis has over 40 years' experience in the design, development and deployment of telecommunications and payment systems; he's worked for telecoms, money transmitters, acquiring banks and processors; and on the issuing side has launched and manages a prepaid processing platform called The Perfect Processor or TPP.

His deep understanding of the sales and marketing processes as well as the operational issues of running an authorization and card-issuing prepaid processing platform have benefited a wide range of organizations in both the private and public sectors.

Early in his career, Dennis spent several years in a senior management role with Western Union where he managed marketing and sales efforts in the Northeast region. After joining MCI as an Executive Director for Sales and Business Development, he was relocated to Dallas, TX.

In 2017, Dennis and his colleagues were introduced to a group developing several patented, industry-changing nanotechnologies. Once again, seeing a large potential to redefine an industry, Dennis is heading up a group of scientists and investors to form what is now BioVetrics, which is a biometrics authentication software that runs on semiconductor technologies costing less than $1 instead of the $5 to $7 normally charged for chips capable of processing a biometric comparison transaction.

Dennis believes in giving back to the community and is an active member of the community. He holds a BA in Management from Fordham University and an MBA in International Business from Columbia University. Dennis is married and lives in New York on Long Island.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14



Mark Russell-Hill
Chief Operating Officer/Co-Founder

Mark's background is in light and as such, he plays a key role in the UV ONE Hygienics executive team. As Chief Design Officer and COO, he lends his extraordinary understanding of how light works to the design and engineering process of all UV ONE solutions.

Starting his entrepreneurial career at a young age in Ireland he has worked in a broad range of environments often liaising with heads of state, celebrities, artists and CEOs of multinationals. A professional photographer for over 20 years Mark had a meteoric rise in his career when he became the youngest ever professional photographer in Europe to receive 2 fellowships in his chosen disciplines. A fellowship is recognized internationally as technical, original and creative excellence that in its pursuit has become exceptional. Such a feat had never been achieved before.

Too many accolades to mention, Mark and his work have been featured on television, radio and in the international press including, The New York Times.

Clients include Xerox, Smirnoff, Kodak, Clarins Cosmetics, The K Club, The Law Society of Ireland, and government agencies to name but a few. He has also worked and collaborated on a major telecoms rebranding in Europe, Microsoft and Coca Cola campaigns.

Mark believes that a broad spectrum of experience in many vocations is important for creative thought, bringing new ideas and concepts to manifestation. The world is constantly in a state of flux and nothing ever stays the same. He realised this at a young age and wanted to expand his perceptions and experience to align with the ever changing needs of society. Everything culminates at a point and aligns and that's why UV ONE Technology is the most exciting opportunity yet and the possibilities for the company's growth, the industries that will be created from it are endless. It will affect every man, woman and child.

Conceptual consultant, digital designer, networker, marketing, management, engineering, film production and property development are a handful of skill sets that Mark has been immersed in during his time here.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

'Society as a whole is quantumly shifting. We have designed a set of solutions that will ultimately help humanity find peace of mind again in these uncertain times and provide a safer new environment in which to thrive" Mark said recently. Our company first and foremost is altruistic by nature.

We have assembled an amazing, dynamic team of creative professionals in their chosen fields. Each being industry leaders and we have accumulated collectively close to 200 years of business experience.
Our Time is Now!



Ken Reinstein
Chief Marketing Officer
Ken Reinstein has more than 25 years of combined senior leadership in marketing and communications in the areas of internal and external communications, media and community relations, and advertising and social media management. He describes himself as an "insane networker" with more than 2,500 followers on LinkedIn and an international contact list that spans healthcare, business, entertainment/pop culture, sports and media including business leaders and celebrities in these areas.

He has managed and executed international public relations campaigns, large-scale product and project launches, crisis response events, and directly supported "C-Suite" members in managing multi-faceted communications initiatives. Ken has been involved in multi-billion-dollar Department of Defense contracts, and high-level sports, music and entertainment projects. He's attended the Grammys, booked guest on the Today Show, had product launches on late-night television and managed events connected with Major League Baseball's All-Star Game, The Super Bowl half-time show, the Professional Football Hall of Fame and the sale and international tour of 10 of the most expensive pieces of sports memorabilia in history. Ken once secured a live segment on ESPN "SportsCenter" that at the time of airing was the most-watched 10 minutes ever for the network.

Ken has a BA in journalism with emphasis on public relations from Arizona State University and serves on three nonprofit boards of directors concurrently.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Financial Plan

Forecast

Key Assumptions

The following are the key financial assumptions for this plan. However, it's important to note that several of the assumptions will be considerably less when automation is implemented.

These projections are based on the assumption that businesses purchase the complete UVx solution and are an average business size as follows: Employee base: 500, Office Square Footage: 100,000.

It is highly possible that customers' sites will either be larger or smaller than the average size used in our calculations.

Wholesale assumptions are based on volume and it is difficult to calculate at this time. We are anticipating generating at least $10k per month once our wholesale program begins.

Licensing is based on revenues. UV ONE Hygienics will only license to companies with yearly UV light sales of $20 million or more. Our licensing fee will be 20% of yearly revenues.

Revenue by Month



OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Expenses by Month



Net Profit (or Loss) by Year



OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be some assurance that the Company will be able to find sufficient demand for our product as we have a very unique business model in this space and the demand for our product is currently exceeding the industries ability to deliver. We do feel that we will

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	3,334 Shares of Class B Common Stock at $3 per Share		
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The transferability of the Securities you are buying is limited

Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. The Company may be acquired by a business or any entity wanting to invest in our Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Our new products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an advertising and marketing budget our products will be able to gain traction in the current marketplace at a rapid rate, and gain traction in additional countries beyond the United States. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in these marketplaces, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies that currently have products on the market and/or various respective service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

us, or superior service than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services offered by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our patents may not be granted or our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or if granted, render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing the them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel,, or our failure oo attract and retain other highly qualified personnel in the future, could harm your business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

and regulations concerning the selling of our services, and our current business model may be subject to change and if they do then the selling of our services may no longer be in the best interest of the Company. At such point, the Company may no longer want to offer this service and therefore your investment in the Company may be affected.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to 1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is not likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may fail if our c• Crowdfunding for early stage companies is relatively new.

Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

It is difficult for us to accurately predict our earnings potential.

Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals.

The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	3,334 Shares of Class B Common Stock at $3 per Share		
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with No Voting Rights

The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits

UV ONE Hygienics, Inc. was formed on August 5th 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. UV ONE Hygienics, Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively only some revenue. If you are investing in this company, it's because you think that UV ONE Hygienics, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service,

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

that we can price them right and sell them to enough people so that the Company will succeed. Further, we have turned only a small profit and there is no assurance that we will ever be more profitable.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that truCrowd instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders].

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

THE OFFERING

9. What is the purpose of this offering?

UV ONE Hygienics is looking to raise funding to assist us in manufacturing our products.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,002.00	$1,069,998.00
Less: Offering Expenses	$700.14	$74,899.86
Net Proceeds	$9,301.86	$995,098.14
Use of Net Proceeds		
Debt Repayment		$23,000.00
Research and Development		$100,000.00
Manufacturing		$350,000.00
Testing		$49,000.00
Advertising & Marketing		$215,000.00
Patent Filings	$9,301.86	$40,000.00
General Operating Capital		$218,098.14
Total Use of Net Proceeds	$9,301.86	$995,098.14

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,002. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings,the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

    a. Type - Class B Common Stock
    b. Terms - UV ONE Hygienics offer non-voting rights common stock.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights			
Common Stock:									
Class A	9,000,000	9,000,000	Yes ☑	No ☐		Yes ☐	No ☑		
						Specify:			
Class B	1,000,000	0	Yes ☐	No ☑		Yes ☐	No ☑		
						Specify:			

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

    These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14


Low Bound
$ 17,317,000
Pre-money valuation
$ 27,402,038
High Bound
$ 37,487,000
5 Valuation Methods
$ 3,293,755
Scorecard
$ 3,569,778
Checklist
$ 31,072,684
Venture Capital
$ 49,024,043
DCF with LTG
$ 120,737,193
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$27,402,038.**

The company has elected to go with a slightly more conservative valuation of $27,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

As of September 24, 2020, UV ONE Hygienics has recorded operational expenses of $71,000. This includes $50,000 in development and research expenses and a stockholder loan of $21,000.

We have not begun earning revenue yet but the company is on target to start in year two or 2021.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002**	**$9,301.86**
Maximum Amount	**356,666**	**$1,069,998.00**	**$995,098.14**

REVIEWED FINANCIAL STATEMENTS

UV One Hygienics, Inc.
For the Month Ended August 31, 2020
With Independent Accountant's Review Report


OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Contents

1

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
UV One Hygienics, Inc.
Sheridan, Wyoming

I have reviewed the accompanying financial statements of UV One Hygienics, Inc., which comprises of the balance sheet as of August 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from August 05, 2020 ("inception") to August 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona s Hamza

Plano, Texas
September 23, 2020

2


OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002**	**$9,301.86**
Maximum Amount	**356,666**	**$1,069,998.00**	**$995,098.14**

(This page intentionally left blank.)


OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

UV One Hygienics, Inc.

Balance Sheet

	August 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ 24
Total current assets	24
Fixed assets, net	-
Total assets	$ 24
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common Stock, par value $0.001 *(note 2, 5)*	
Authorized shares, 1,000,000	
Issued and outstanding shares, 900,000	900
Paid-in Capital	49,100
Shareholder's loan *(note 3)*	16,562
Retained deficit	(66,538)
Total stockholders' equity	24
Total liabilities and stockholders' equity	$ 24

See Independent Accountant's Review Report.

4



FP: truCrowd

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002**	**$9,301.86**
Maximum Amount	**356,666**	**$1,069,998.00**	**$995,098.14**

UV One Hygienics, Inc.

Statement of Operations

	Period from August 05, 2020 (Inception) to August 31, 2020
Revenue	**$ -**
Expenses:	
Advertising and promotion	**21**
Financing facilitation	**15,000**
License and permits	**1,126**
Office expense	**391**
Research and development *(note 1)*	**50,000**
Total operating expenses	**66,538**
Net loss	**$ (66,538)**

See Independent Accountant's Review Report.

5


OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

UV One Hygienics, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock, $.001 par value	Paid-in Capital	Shareholder Loan	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	$ -	$ -	$ -	$ -	$ -
Common stock issued	900	49,100	-	-	50,000
Net Loss	-		-	(66,538)	(66,538)
Shareholder's Loan	-		16,562	-	16,562
Balance at August 31, 2020	$ 900	$ 49,100	$ 16,562	$ (66,538)	$ 24

See Independent Accountant's Review Report.

6

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

UV One Hygienics, Inc.

Statement of Cash Flows

	Period from August 05, 2020 (Inception) to August 31, 2020
Operating activities	
Net loss	$ (66,538)
Net cash used by operating activities	(66,538)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from shareholder's loan	16,562
Proceeds from capital contribution	50,000
Net cash provided by financing activities	66,562
Net increase in cash and cash equivalents	24
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 24

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

UV One Hygienics, Inc.

Notes to Financial Statements
August 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

UV One Hygienics, Inc., a development stage entity, was formed on August 05, 2020 ("Inception") in the State of Wyoming.   The financial statements of UV One Hygienics, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

UV ONE Hygienics, Inc., is a UV light research and development company that has invented a new technology, UVx, that strengthens the effectiveness and safety while reduces exposure time to sterilize any surface. UVx can be applied across the entire UV spectrum. This will impact every user-case for UV light sterilization. UVx will be available in three configurations to cover all possible sanitization needs, personal, air and surface with initial focus on the use of UV light sterilization of viruses and bacteria.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

8

FP: truCrowd

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002**	**$9,301.86**
Maximum Amount	**356,666**	**$1,069,998.00**	**$995,098.14**

UV One Hygienics, Inc.

Notes to Financial Statements (continued)
August 31, 2020

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Research and Development

Research and development costs are expensed as incurred

Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction (Wyoming state has no corporate income taxes). The tax benefit asset for federal taxes is $13,308, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report

9



FP: truCrowd

UV One Hygienics Inc.
1309 Coffeen Avenue, STE 1200
Sheridan, Wyoming 82801
(480) 221-4712

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002**	**$9,301.86**
Maximum Amount	**356,666**	**$1,069,998.00**	**$995,098.14**

UV One Hygienics, Inc.

Notes to Financial Statements (continued)
August 31, 2020

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

3. Shareholders' Loan

From time-to-time, the Company's shareholders advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

4. Commitments and Contingencies

As of the date of issuance of financials September 23, 2020, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through September 23, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements except for the following transaction. An amendment to the articles of incorporation has been filed to increase the number of authorized shares from one million to ten million.

See Independent Accountant's Review Report.

10

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
           ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
           ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
             ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
             ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?
             ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30th

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: uvonetech.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between UV One Hygienics, Inc. ("Seller") and _____("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

      WHEREAS, Seller is the record owner and holder of shares of the capital stock of UV One Hygienics, Inc. (the "Company"), a Wyoming Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

      NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ (_____) shares of Class B Common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be three dollars ($3) for an aggregate purchase price of _____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

State of Wyoming and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5.   SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Three Dollars ($3.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b)   The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:
THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

 i. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge,

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

OFFERING STATEMENT

3,334 Shares of Class B Common Stock at $3 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002	$9,301.86
Maximum Amount	356,666	$1,069,998.00	$995,098.14

11. **NOTICE:**   Any notice required or otherwise given pursuant to this Agreement shall emailed:

   (a) If to Purchaser:
Name _____
Email _____

   (b) If to Seller:
Name Dora Suppes
Email dora@uvonetech.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   _____
(Name)   (Name)

_____   _____
(Position)   (Position)